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                                                                   EXHIBIT 12.01

               NORTHERN STATES POWER COMPANY AND SUBSIDIARY COMPANIES
           STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES &
        RATIO OF EARNINGS TO COMBINED FIXED CHARGES & PREFERRED STOCK DIVIDENDS
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                                   12 mos ending
Earnings                          Sept. 30, 1996           1995          1994        1993          1992         1991
                                  --------------           ----          ----        ----          ----         ----
                                                                 (Thousands of dollars)
   Income from continuing
   operations before accounting
   change                               $253,822         $275,795      $243,475    $211,740      $160,928     $207,012

Add

   Taxes based on income (1)
      Federal income taxes               157,485          142,492       112,611      99,952        71,549       75,905
      State income taxes                  27,099           34,988        35,746      28,076        19,148       22,209
      Deferred income taxes-net          (27,872)         (11,076)       (6,100)     12,256         5,185       26,506
      Tax credits - net                  (16,345)         (14,409)      (13,049)     (9,544)       (9,708)      (9,189)
      Foreign income taxes                   468              233           219
   Fixed charges                         138,676          133,328       115,083     113,562       109,888      110,146

Deduct

  Undistributed equity in earnings of
     unconsolidated investees             23,196           41,870        23,588       1,142         1,006            0
                                   ---------------------------------------------------------------------------------------
        Earnings                        $510,137         $519,481      $464,397    $454,900      $355,984     $432,589
                                        --------          -------       -------     -------       -------      -------
Fixed Charges
   Interest charges per
      statement of income               $138,676         $133,328      $115,083    $113,562      $109,888     $110,146
                                        --------          -------       -------     -------       -------      -------

RATIO OF EARNINGS TO FIXED
   CHARGES                                   3.7              3.9           4.0         4.0           3.2          3.9
                                             ---              ---           ---         ---           ---          ---

   Preferred Dividends                  $ 12,246         $ 12,450      $ 12,364    $ 14,580      $ 16,172     $ 17,994
                                        --------          -------       -------     -------       -------      -------

   Total Interest & Preferred      ---------------------------------------------------------------------------------------
      Dividends                         $150,922         $145,778      $127,447    $128,142      $126,060     $128,140
                                        --------          -------       -------     -------       -------      -------

RATIO OF EARNINGS TO FIXED
   CHARGES & PREFERRED DIVIDENDS             3.4              3.6           3.6         3.5           2.8          3.4
                                             ---              ---           ---         ---           ---          ---
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(1) Includes income taxes included in Other Income (Expense).